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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                         MAX & ERMA'S RESTAURANTS, INC.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   577903 10 7
                                 (CUSIP Number)

                            Curtis A. Loveland, Esq.
                       Porter, Wright, Morris & Arthur LLP
                              41 South High Street
                              Columbus, Ohio 43215
                                  614-227-2004
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 14, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ]

*The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 577903 10 7
Page 2


1.       Names of Reporting Person:  Roger D. Blackwell
         S.S. or I.R.S. Identification No. of Above Individual (optional):  N/A

2.       Check the Appropriate Box if a Member of a Group:

                  (a)  [ ]
                  (b)  [ ]

3.       SEC Use Only

4.       Source of Funds:  PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                  [ ]

6.       Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power:  423,176

8.       Shared Voting Power:  0

9.       Sole Dispositive Power:  423,176

10.      Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:  423,176

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                  [ ]

13.      Percent of Class Represented by Amount in Row (11):  17.2%

14.      Type of Reporting Person:  IN


                                     Page 2


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CUSIP No. 577903 10 7
Page 3


ITEM 1.  Security and Issuer

         This Schedule 13D relates to the common stock, $0.10 par value (the "Shares"), of Max & Erma's Restaurants, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 4849 Evanswood Drive, Columbus, Ohio 43229.

ITEM 2.  Identity and Background

         (a)      Name:                Roger D. Blackwell

         (b)      Residence Address:   1738 Fishinger Road, Columbus, Ohio 43221

         (c) Principal occupation and name, principal business and address of organization in which employment conducted:

                                       Professor of Marketing
                                       The Ohio State University
                                       534 Fisher Hall
                                       2100 Neil Avenue
                                       Columbus, Ohio 43210

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors):

                     No

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws:

                     No

         (f)      Citizenship:  United States

ITEM 3.           Source and Amount of Funds or Other Consideration

                  Not applicable.

ITEM 4.           Purpose of Transaction

                  No amendment.

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CUSIP No. 577903 10 7
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ITEM 5.           Interest in Securities of the Issuer

         (a) Aggregate number and percentage of class of securities beneficially owned: 423,176 shares; 17.2% of the issued and outstanding common stock of the Issuer.

         (b)      Sole power to vote:  423,176 shares
                  Shared power to vote:  0 shares
                  Sole power to dispose:  423,176 shares
                  Shares power to dispose:  0 shares

         (c) Transactions in the class of equity securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less: On September 3, 2004, Mr. Blackwell gifted 82,128 shares of the Issuer's common stock. On September 14, 2004, Mr. Blackwell exercised options to purchase 6,000 shares of the Issuer's common stock. As part of the September 14, 2004 option exercise by Mr. Blackwell, the Issuer withheld 2,990 of such shares as payment of the exercise price, resulting in a net issuance of 3,010 shares to Mr. Blackwell.

         (d) Other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities: None

         (e) Date on which reporting person ceased to be beneficial owner of more than five percent of class of equity securities: Not applicable

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  No amendment.

ITEM 7.           Material to Be Filed as Exhibits

                  No Amendment.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




DATED:  November 17, 2004                   /s/ Roger D. Blackwell
                                    --------------------------------------------
                                            Roger D. Blackwell



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